Exhibit 99.1

GRANITE ACQUIRES TWO STATE-OF-THE-ART DISTRIBUTION PROPERTIES IN THE GTA

April 9, 2019, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today that it has acquired the leasehold interest in two income producing properties located in Mississauga, Ontario, collectively comprising approximately 943,000 square feet at a purchase price of CAD 154 million. The properties are being acquired at a current in-going yield of approximately 4.5%, which is expected to be significantly enhanced by rental growth and future expansion. The properties are located adjacent to Toronto Pearson International Airport and are 100% leased to creditworthy tenants with a weighted average lease term of 8.7 years.

Investment Highlights

Best-in-Class Physical Attributes

●	Both buildings completed in 2018 to the highest design specifications
●	40’ clear height offering superior cubic capacity to comparable new generation buildings in Mississauga
●	Dual-sided shipping at 2020 Logistics Drive with an industry-leading number of dock positions and trailer parking
●	Site offers multiple points of ingress and egress

Cash Flow Stability with Growth

●	The contractual rent at 2020 Logistics Drive is significantly below market, providing expected net operating income (“NOI”) growth upon lease rollover
●	2095 Logistics Drive will be expanded by approximately 59,000 square feet by February 2022, generating additional NOI at an estimated yield of 8.9%

Core In-fill GTA Location

●	Located next to Toronto Pearson International Airport
●	Immediate access to highways 407, 401, 410 and 427, reducing user freight costs
●	Property is serviced by both Mississauga and Brampton public transit
●	Population of 4.6 million within a 30km radius providing crucial last-mile capabilities and access to a significant labour force

Exceptional Market Fundamentals

●	Mississauga is the largest industrial sub-market in Canada with a vacancy rate of only 0.6%
●	Rents have increased by 16.8% over the past 24 months
●	Limited new supply and constrained availability of large land parcels in Mississauga are expected to maintain upward pressure on occupancy and rents

2020 Logistics Drive, Mississauga, Ontario

2020 Logistics Drive is a 773,318 square foot state-of-the-art e-commerce distribution centre. The 40’ clear height dual-load building has modern e-commerce design specifications including 138 truck level doors, LED lighting, 8” reinforced floors, 65’ loading bays and optimal column spacing. Constructed in 2018, the property is 100% leased to Wayfair Inc. at below market rents for a remaining lease term of 6.4 years.

2095 Logistics Drive, Mississauga, Ontario

2095 Logistics Drive is a 170,018 square foot state-of-the-art freezer/cooler building. The 40’10” clear height facility has 28 shipping doors, LED lighting, 10” reinforced floors and ample car parking. Constructed in 2018, the property is 100% leased to Congebec Inc. on a long term lease. Within the next three years, a building expansion of approximately 59,000 square feet is scheduled to be completed.

The two buildings are situated on approximately 45 acres of land, leased to Granite until 2056, subject to a further eight-year extension option.

Granite funded the acquisition with existing cash on hand.

Kevan Gorrie, Granite’s President and CEO commented that “This core acquisition provides a strong combination of cash flow stability and growth for our unitholders, while increasing our presence in the GTA and advancing our strategy of acquiring and developing institutional quality assets in key e-commerce and distribution markets. These assets are exceptionally well located and exemplify some of the highest quality e-commerce and food distribution product in Canada. They will be great additions to our portfolio.”

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of industrial, warehouse and logistics properties in North America and Europe. Granite owns over 85 rental income properties representing approximately 35 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Andrea Sanelli, Manager, Legal & Investor Services, at 647-925-7504 or Ilias Konstantopoulos, Chief Financial Officer, at 647-925-7540.

FORWARD LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s intention and ability to complete the expansion at 2095 Logistics Drive in the proposed timeline, the expected impact of such expansion in terms of yield and NOI growth, the expected NOI growth upon lease rollover at 2020 Logistics Drive, the expected enhancement to the yield of the acquired properties from such expansion and rental growth, Granite’s ability to make future investments, and Granite’s plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek”, “objective” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of performance or results and will not necessarily be accurate indications of whether or the times at or by which such performance or results will be achieved, Granite’s intention or ability to complete the expansion at 2095 Logistics Drive in the proposed timeline, the expected impact of such expansion in terms of yield and NOI growth, the expected NOI growth upon lease rollover at 2020 Logistics Drive, Granite’s ability to make future investments, or other events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such impact of the acquisition or other events or performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risks set forth in the annual information form of Granite Real Estate Investment Trust and Granite REIT Inc. dated March 6, 2019 (the “Annual Information Form”). The “Risk Factors” section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.